Proterra Inc
1815 Rollins Road
Burlingame, California 94010
July 7, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549
Attn: Thomas Jones

Re:	Proterra Inc - Registration Statement on Form S-1 (File No. 333-257496)
Ladies and Gentlemen:
Proterra Inc (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on Friday, July 9, 2021, or as soon thereafter as practicable.
The Company hereby authorizes Dawn H. Belt and Per B. Chilstrom of Fenwick & West LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event with Dawn H. Belt of Fenwick & West LLP, counsel to the Company, at (650) 335-7830, or in her absence, Per B. Chilstrom at (212) 430-2669.

Very truly yours,

Proterra Inc

By:	/s/ John J. Allen
John J. Allen
Chief Executive Officer

cc:	Dawn H. Belt, Fenwick & West LLP

Per B. Chilstrom, Fenwick & West LLP